

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 8, 2023

David Flitman
Chief Executive Officer
US Foods Holding Corp.
9399 W. Higgins Road, Suite 100
Rosemont, IL 60018

> **Re: US Foods Holding Corp.**
> **Form 10-K for the Fiscal Year Ended December 31, 2022**
> **Filed February 17, 2023**
> **File No. 001-37786**

Dear David Flitman:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Trade & Services